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Filed pursuant to Rule 433
Registration No. 333-150353

Filed: April 23, 2008

EAST WEST BANCORP, INC.

8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A

Pricing Term Sheet

The following information supplements the Preliminary Prospectus Supplement, dated April 23, 2008, to the Prospectus, dated April 21, 2008, filed pursuant to Rule 424(b).

Issuer:	East West Bancorp, Inc., a Delaware corporation.
Security:	8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A (the "Preferred Stock").
Number of Shares Issued:	175,000 shares of Preferred Stock.
Option to Purchase Additional Shares:	25,000 shares of Preferred Stock.
Liquidation Preference:	$1,000 per share of Preferred Stock or $175,000,000 aggregate liquidation preference ($200,000,000 if the underwriter's option is exercised in full).
Dividend Rate:	8.00% per year on the liquidation preference of $1,000 per share, on a non-cumulative basis.
Dividend Payment Dates:	Quarterly in arrears, if, when and as declared by the Issuer's board of directors on each February 1, May 1, August 1 and November 1 of each year, beginning August 1, 2008.
Day Count:	30/360.
Redemption:	The Preferred Stock will not be redeemable.
Conversion Right:
Each share of the Preferred Stock may be converted at any time, at the option of the holder, into shares of the Issuer's common stock at the then-applicable conversion rate plus cash in lieu of fractional shares.
Initial Conversion Rate:	64.9942 shares of Common Stock per share of Preferred Stock, subject to anti-dilution adjustments.
Initial Conversion Price:	Approximately $15.39 per share of common stock.
Nasdaq Closing Price of Common Stock on April 23, 2008:	$12.56 per share.

Mandatory Conversion at Issuer's Option:

On or after May 1, 2013, the Issuer may, at its option, at any time or from time to time cause some or all of the Preferred Stock to be converted into shares of common stock at the then applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date the Issuer gives notice of mandatory conversion the closing price of common stock exceeds 130% of the then applicable conversion price of the Preferred Stock.
Make-Whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Preferred Stock for each stock price and effective date set forth below:

	Stock Price
Effective Date	$12.56	$14.00	$15.39	$17.50	$20.00	$22.50	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00
April 29, 2008	14.6236	13.1195	11.9346	10.4956	9.1837	8.1633	7.3469	6.0086	4.9532	4.2067	3.6469	3.2096	2.8575
May 1, 2009	14.6236	13.1195	11.9346	10.4956	8.5906	7.1695	6.1467	4.7831	3.9174	3.3182	2.8722	2.5270	2.2500
May 1, 2010	14.6236	13.1195	11.3191	8.8658	6.9472	5.6452	4.7511	3.6245	2.9495	2.4936	2.1606	1.9036	1.6974
May 1, 2011	14.6236	11.8127	9.4562	6.9314	5.0545	3.8626	3.1264	2.2980	1.8550	1.5683	1.3624	1.2035	1.0754
May 1, 2012	14.6236	10.2800	7.6042	4.7095	2.6594	1.5534	1.0973	0.7563	0.6131	0.5218	0.4557	0.4038	0.3614
May 1 2013	14.6236	9.7012	6.7388	3.2262	0.1155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Thereafter	14.6236	9.7012	6.7388	3.2262	0.1155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth in the table, in which case:

•
if the stock price is between two stock price amounts on the table or the effective date is between two effective dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two effective dates, as applicable, based on a 365-day year;

•
if the stock price is in excess of $55.00 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•
if the stock price is less than $12.56 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock.

Conversion Upon Fundamental Change:
If the reference price in connection with a fundamental change is less than the applicable conversion price, a holder may elect to convert each share of Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 calendar days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $6.28, which is 50% of the closing price of the common stock on the date of the prospectus supplement, subject to anti-dilution adjustments (the "base price"). If the reference price is less than the base price, holders will receive a maximum of 159.2357 shares of common stock per share of Preferred Stock, subject to anti-dilution adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Preferred Stock.
Limitation on Beneficial Ownership:	Yes, as described in Preliminary Prospectus Supplement.
Listing:	The Preferred Stock will not be listed. Our common stock is listed on the NASDAQ Global Select Market under the symbol "EWBC."
Trade Date:	April 23, 2008.
Settlement Date:	April 29, 2008.
Underwriter:	Lehman Brothers Inc.
CUSIP/ISIN:	27579R 203 / US27579R2031
Public Offering Price:	$1,000 per share of Preferred Stock.
Underwriting discounts and commissions:	$27.50 per share of Preferred Stock.
Net Proceeds:
We expect to receive net proceeds from this offering of approximately $169,537,500 (approximately $193,850,000 if the underwriter's option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and offering expenses.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

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EAST WEST BANCORP, INC. 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A Pricing Term Sheet